Filed by Inprise Corporation
                                    pursuant to Rule 425 under the
                                    Securities Act of 1933 and deemed filed
                                    pursuant to Rule 14a-12 of the
                                    Securities Exchange Act of 1934

                                    Subject Company: Inprise Corporation
                                    Commission File No. 0-16096

        On April 27, 2000, Inprise Corporation held the following analyst conference call:

                              INPRISE/BORLAND
                             ANALYST CONFERENCE
                               APRIL 27, 2000

OPERATOR: Ladies and gentlemen, thank you for standing by, and welcome to the Inprise Borland First Quarter 2000 Operating Results Conference Call. At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session; instructions will be given at that time. If you should require assistance during the call, please depress star, followed by zero. As a reminder, this conference is being recorded. I would now like to turn the conference over to our host, Ms Marilee Adams. Please, go ahead.

MARILEE ADAMS: Good afternoon. Welcome to the Inprise-Borland financial conference call. I just want to go through the forward-looking statement: forward-looking statements may be made during this call. These forward-looking statements, including but not limited to, those concerning Inprise-Borland's future financial performance, future market development, position in such markets, future products, product availability dates. And the potential performance, futures of, or benefits to be derived from the company's products involve a number of uncertainties and risks, and actual events or results may differ materially. Factors that could cause actual events or results to differ materially include, among others, the following: possible disruptive effects of the organizational or personnel changes in the company, system customer demand, risk associated with the planned merger with Corel, market acceptance of the company's new or enhanced products, delays in scheduled product availability dates, actions or announcements by competitors, software errors, general business conditions, and market development and growth rates in the client server and Internet software markets, and other factors as described in the company's SEC report 10-K and 10-Q.

I would like to introduce our interim president and CEO, Dale Fuller.  Dale--

DALE FULLER: Thank you, Marilee. It's been a year now since I've been here as interim CEO and president of the company, and today, we're announcing results that indicate that we are making progress towards executing our plan. Today, I'll provide you with some more details on how we'll continue to rebuild Inprise-Borland to drive towards operational profitability. First, I'd like to ask Fred Ball, our CFO, to review the financial results.

FRED BALL: Thank you, Dale. Before getting into the numbers, I'd like to update you on our progress against the priorities outlined in our last call. We continue to make progress towards our operating model, as today's results show. During the first quarter, we continued to streamline our support infrastructure, including our facilities utilization. We've consolidated our space utilization in both our Scott Valley (?) and San Mateo offices. We have also completed closure of certain underutilized sales offices. Finally, we sold the Scott Valley facility. The transaction closed in late March, and the cash received from the transaction is reflected in the quarter-end cash balance. With the sale of the building, we anticipate a net benefit of about $1 million per quarter to the bottom line, factoring in the reduction of deprecation costs and interest to be earned on the cash received from the sale.

With that, I would like to review the numbers for the quarter. For the first quarter of 2000, Inprise-Borland Corporation had revenues of $46.5 million, up from $43.4 million in the same quarter a year ago and up slightly from revenues reported in the fourth quarter in 1999. The Q1 revenue mix was Delphi C++, 39%; JBuilder, 18%; Enterprise, 21%; and services and other, 22%. These figures compare with 39%, 14%, 22%, and 25%, respectively, in the fourth quarter of 1999. When compared to Q4 1999, the Q1 revenue mix reflects an anticipated decline in our Delphi tools business, offset by increases in C++ Builder revenues resulting from the release of C++ Builder 5. We also released JBuilder 3.5 late this quarter, which pushed JBuilder revenues up 27% from Q4 1999 and above levels seen in Q1 99. JBuilder

Enterprise product revenues were down slightly, quarter over quarter, and as compared to the year ago period. Enterprise technical support revenue, however, improved as a result of better integrating the skills of services to provide our Enterprise customers as full-service package.

We continue to be successful in winning development contracts with key financial and telecommunications customers.

Professional services revenues were down from the previous quarter, as we consolidated our professional service offerings. However, professional services margins improved as a result of increase utilization improved during the quarter. Excluding a charge for merger-related expenses of $1.5 million, operating expenses for the quarter were $38.3 million, down $3 million from the fourth quarter of 1999. Operating spending reductions were seen across the board, specifically SG&A costs were down $2.6 million, due to a number of factors including reduced facilities' costs, reduced employee head count, and the elimination of certain corporate adverting conducted in Q4 of last year.

Other Income was $2.2 million and consisted primarily in interest income. Capital expenditures and depreciation for the quarter were $400,000 and $8 million respectively. EBITDA for the quarter was $3 million. The company's financial position continues to improve with cash and cash equivalent to short term investments approximating $240 million at March 31, 2000, up from approximately $198 million at the end of the last quarter. The company was cash positive from operations in Q1 reflecting our third straight quarter of positive cash results. During the quarter we saw DSOs increase slightly from 45 days in Q4 to 56 days in Q1. Going forward, we continue to believe that we can hold DSOs in the 60-day range.

We anticipate incurring further merger-related expenses in Q2. We will continue to break out those costs in future quarters to give you better visibility of our operating cost structure. Now, I'd like to turn the call back to Dale.

DALE: Thank you, Fred. We've accomplished a lot in the last year. Still, we have a long way to go. As Fred mentioned, the company is fully committed to investing in companies and technologies for the Internet. We are focusing on three critical initiatives: application development tools for all major operating systems, Internet access infrastructure tools, and providing integration frameworks for application service providers. We are creating solutions that enable companies to move their businesses to the Internet quickly and fast, and creating tools that leverage new platforms, like Linux, Solaris, and Windows2000, and providing services to application service providers.

Let me tell you about some of the progress we've made over this last quarter. We shipped C++ Builder 5.0, the latest version of our award-winning development system for development of Internet applications, distributed and Windows applications. We posted our C++ 5.5 Complier, the high performance foundation of C++Builder 5.0, for free download from our website. To date we have received hundreds of thousands of downloads of its release.

We announced JBuilder 3.5 a new version of our Java development tools that now allows programmers and developers to and deploy on a wide choice of platforms, including Linux, Solaris, and Windows. We've continued to execute on our ___ strategy. In addition to JBuilder 3.5, the company has also announced Linux versions of its application server 4.0 and VisiBroker
4.0. We also announced strategic alliances with TurboLinux to cooperate, to test, to certify, to integrate, to enhance and market their products and our products for the Linux operating system for worldwide distribution. We have also assigned MOUs (memorandums of understanding) with other Linux providers: Caldera, Mandrix, Souse, just to name a few. The company also announced the first public test of its InterBase 6.0, it's S2L database for the Linux operating system.

Other field test versions for WindowsNT and the Slash platform will be available shortly. We are still on track for InterBase to be formed into a separate company. This is scheduled to happen later this quarter.

We continue to see strong sales of our Enterprise products. Enprise Application Server 4.0, the only application server currently in the marketplace that fully integrates both Corba and EJB (Enterprise Java Bean) technologies and VisiBroker 4.0 (our awarding-winning object request broker) designed to facilitate the development and deployment of distributed Enprise applications that are scalable, flexible, easy to maintain and based on industry standards. This quarter we have closed Enterprise design-wins with UUNet, Commerce1, GE Medical Systems, to name a few. They have chosen us for our superior technology.

In the first quarter, the sales of our core product, Development Tools, generated almost 60% of our total revenues. As well as, our geographic revenue distribution is about 60%, 40% US related. We also said we would continue to pursue relationships with major technology partners. We recently announced design wins with Saver Technologies, Wireless Maingate, Hitachi, and eBank (the largest e-commerce bank in the UK) and others. The market continues to be very competitive, but these leading companies continue to recognize to the true value that Inprise/Borland Technologies bring to them, to their customers, and to their bottom line.

As you are aware, we filed a lawsuit against Iona for unfair practices. I would like to reiterate the while we welcome robust competition; we feel Iona has crossed the line. We filed complaints to protect our business and prevent unfair competition, which includes solicitation of our employees, interfering with our customers by making disparaging statements about the company, and ___ for spreading misinformation about our products. With this matter of litigation and with a large part of the complaint being sealed, I am not in a position to discuss it any further.

Now, I'd like to review our progress from last quarter and provide you with some milestones for the upcoming quarter. Last quarter, we said we'd partner with the Linux players. On this front we've made some investments in TurboLinux and Troll Tech, and we're looking at a bunch of others. These companies will help us to leverage our Linux strategy by providing technologies that we can leverage our products, Kylix would be one, and other products coming. We also signed several MOUs with Linux distributors:
Caldera, Mandrix, Souse.

We will continue to drive towards operational profitability in Q3 of 2000. Our results speak to this. This quarter will be focused on establishing additional relationships with targeted financial service companies. We will continue to focus on operational profitability. We anticipate some merger-related expenses that may skew the timing. We plan on competing the InterBase business unit becoming its own company and establishing the VisiGenics business as a separate business within the company.

I'm sure there are questions concerning our pending merger with Corel. At this point, and until the final S-4 disclosure document is distributed there is not much that I am in the position to discuss. I will say that we were extremely surprised by Corel's First Quarter financial results and by its recent statements concerning its cash position. We have discussed these financial issues with Corel and will continue to do so. Beyond that, I have no comment on the pending merger. We will continue to perform under the merger agreement, and at this point, we anticipate the shareholder vote being held sometime this summer. I cannot give you exact timing until the S-4 is completed. McKenzie (?) and Company have been assisting us in the strategic division and integration plans in connection with the merger. At this point, I will make no comments about the integration plans.

In closing, I would like to say that we have a vision of making the Internet exciting, enabling, and an essential part of everyone's life, and we're executing on that plan. I feel (and our current results speak to this) that we're moving in the right direction. However, there are still lots of risks that we may have to continue to manage through. Now, I'd like to answer any questions you might have. Operator?

OPERATOR: Thank you, Ladies and gentlemen, we will now begin the question and answer session. If you wish to ask a question, please depress the one on your touch-tone phone. You will hear a tone indicating that your line has been placed in queue, and you may remove your line from queue at any time by depressing the pound key on your touch-tone phone. If you are using a speakerphone, please pick up the handset before pressing any numbers. One moment please for our first question. Our first question comes from Brent Williams with McDonald Investments. Please, go ahead.

BRENT WILLIAMS: Hi guys. Two things: one is, can you give a sense of perhaps the head count that will be moved over to the InterBase unit, as you start to complete that reorganization; can you give any other comments or color on InterBase in the Linux environment. Secondly, can you give any color on the Linux versus Windows trends that you see on the Delphi and JBuilder business?

FRED: Yes, Brent. This is Fred. The numbers for InterBase--the head count is probably around 10 people, but there are a number of expenses, probably in the couple hundred thousand range that will end up being moved over as we separate that segment out.

DALE: The other question was how is this database in the Linux environment versus the Windows environment, Brent?

BRENT: Yes, can you give me any trends because you guys are doing some interesting things there, can you give us any--

FRED: Yes, this is Fred again. The product continues to be very successful in its own right, even before 6.0 comes out. We've probably had $2-2.5 million worth of revenue from InterBase in Q1. So, it's still getting well received, and people are requesting the product. I think that as it moves to open source with 6.0 it will be even more successful.

DALE: But, if you look at the opportunity that it has and the demand that's in there; in fact, it's downloading tens of thousands of copies of its code right now off its website per week. As the move is happening with the Linux platform in the server environment for websites and server applications and the application service providers out there, they need database applications. The database application here happens to be open source, which anyone can download, change, manipulate, whatever they need to do to integrate that as part of their application.

The great news about this application versus any other open source application is this one's bulletproof. This one's been tested over and over again. It's version 6. It's in battleships and tanks and airplanes, and all over the world it's being used by hundreds and hundreds of thousands of people today. So, it's starting to dominate that world. And, again, it's still in data. So, you're going to see more and more applications moving that direction as more and more people move to the Internet. So, we see a tremendous opportunity with it. That's why we've actually set it so that it can run very streamlined and move and respond very quickly to a very fast-growing marketplace. What was your second question, Brent?

BRENT: The other thing was, are there any trends as far as the adoption of Linux versions of the development tools, whether current business or indicators that you have-- how much of that business is going to move to Linux? Is it all upside? Is there some transition as developers are focusing more in that environment? Can you just give me some texture on how that's going?

DALE: Yes. Let me position it this way and say that in the current market today, there really are only two players in the Windows environment: Delphi and VisualBasic. Okay? The fastest way for any VisualBasic code in the world to get to Linux is through Delphi, because there is not an incentive on VisualBasic's mind, right now, to be on Linux. So, the fastest way you can get to Linux, if you are a VisualBasic developer today, is to go through Delphi, because that's the solution that you have. And, if you don't care about growth, if you're a developer that doesn't care about growth, and you're satisfies with the status quo, and you want to avoid the market called this Linux market that's exploding here you won't go this direction. So, we see it as a potential growth opportunity for us.

FRED: Another calibration point is that just from a purely ____ perspective, we have more interest in people wanting to write books about this ___ than we had with Delphi 1. So, that's another piece of seeing some of the momentum come forward.

BRENT: Great, thanks.  That's it for me.  Thanks, guys.

OPERATOR: The next question comes from Harry Radovich with Merrill Lynch. Please, go ahead.

BOB MOTERELLI: This is Bob Moterelli (?). A quick question: from what I understand, you guys have hired the same firm to give a fairness opinion on the Corel merger that initially gave you the first opinion. I'm not sure I understand why we're using the same firm given what's happened and given the fact that maybe we ought to have somebody else looking at the books and looking at this from and objective opinion. That's number one. I'll just wait to hear that.

DALE: Thanks, Bob. Yes, we've actually asked Broadview to look at the fairness opinion. There are a lot of things that have happened over the last 12 weeks or 9 weeks, depending on your calendar. The board of directors on our side wanted to make sure and wanted to look at, in light of everything that's happened, what is their position today? Leveraging Broadview only made sense because of timing. They already know the business. They know the questions they ask, and where to dig and where to dig, even further into this as we go forward.

BOB:  One more question?

DALE:  Yes, go ahead.

BOB: How do you justify or come to grips with selling a company for basically $50 million or actually probably a little more than that--$60 million more than basically what you would get if you turned out the lights right now and just used a balance sheet to liquidate the company?

DALE: When the merger was entered into, it was entered into as a function of some long-term, strategic vision that the combined company had. We still believe in the long-term strategy. Obviously, there are some changes that have occurred in the financial position of the companies. We're continuing to operate under the merger agreements that we signed on February 6th. I don't have any more comments regarding that.

BOB: But, what are you getting from Corel? Maybe I'm misunderstanding, or I don't understand this entire process. What are you getting from Corel that you can't get on your own?

DALE: Again, it comes back to what our vision is, Bob. We are trying to make the Internet exciting and an essential part of everyone's like, and that goes to productivity software across the Internet to development tools across the Internet, to tools that allow companies that have to deliver applications across the Internet. It really is a sole source, one place to have all those tools together. The only thing that we're leveraging out there, in the rest of the marketplace, is we're leveraging all the other Linux providers. We're leveraging the other OS providers, Solaris and Microsoft as well. It's become the place where it's a transition point; it's a bridge point to future technologies. Those things have to happen in the marketplace. Microsoft did it 20 years ago. We're just in the process of starting down this path where there's an opportunity. We're trying to leverage that as we go forward. That's it. It's all about the Internet. You've got to believe that this Internet thing's going to take off, and it's going to be here.

OPERATOR: The next question comes from Dang Nguyen from Soros Funds. Please, go ahead.

DANG NGUYEN: When can we expect to have the revised fairness opinion, and when can we expect the due diligence to be complete?

DALE: The revised fairness opinion will be in the finalized S-4 document. Our anticipation is that it will happen in the next few weeks. That's when it will be published. So, we know that the company's working on that now.

DANG: Is it a condition to this merger that we receive a revised fairness opinion? Is it a condition that we receive one?

FRED: The updated fairness opinion will be in the S-4.

DANG: Okay, thank you.

OPERATOR: Our next question comes from Jim Coleman with William Scott. Please, go ahead.

JIM COLEMAN: Good afternoon, gentlemen. We manage money, and we do brokerage work here. We have approximately a half a million shares of Inprise on our books. So, we are shareholders, not research. From what you've described, and from what I've read on the news release, it looks like you guys are doing a heck of a good job at building Inprise/Borland and turning it around. I know you don't want to go into any comments, too heavily, on the Corel deal. I know we've been skirting on the issues, but obviously as you've mentioned very aptly, Mr. Fuller, in the last 12 weeks there have been some dramatic changes, including the loss of almost $600 million of the market cap. Our clients have lost a good $5 million of market cap, and are you committed to the original structure of the merger deal, or is there room for restructure? Because, point blankly, if you take a look at the two companies, side by side, we shouldn't be selling Inprise at a discount of shares to Corel. You should be acquiring Corel for the future. I do see the future in the Linux merger. It's definitely the system to go with, especially in light of what's happening with Microsoft. But, doesn't it make sense that possibly it should be the other way around? They should be selling to you at a discount? Is there any room for any restructuring, or are you fixed to that original formula?

FRED: This is Fred. We're aware of the changes. We have had meetings and discussions on the changes. As Dale has said in the past, and I believe he is committed to shareholder value. We signed a merger agreement on February 6th. We are continuing to operate under that. We have asked Broadview for a fairness opinion to validate some of the thinking as a function of some of the changes that have occurred. It's really all we're comfortable talking about at this point.

JIM: I appreciate, and I'm not trying to go into there. It's just very hard to explain to the people who have given us money that a company--and everyone of them that has read the information sees your company as the diamond and your company as the setting.

DALE: I appreciate the comment. I think I can speak for the Borland team. We're happy to be able to deliver the results that we do. We're trying to establish the credibility that we talked about six months ago. I understand some of your frustrations. We're trying to operate within the model that we've established and within the agreement that we're under, and I really don't want to go into it any further. I appreciate the frustration. I honestly have some myself.

JIM: I'm trying to maintain the frustration in the call, because it's not productive--

DALE: This is Dale speaking--holding Fred back. We continue to move forward under the merger agreements.

JIM: Okay, so there is room and flexibility for once the new fairness opinion comes out that there possibly be a restructuring of the original deal, especially in light of Corel basically saying without you guys, they're out of business.

DALE: I am not going to speculate about what may or may not occur in the future.

JIM: I'm not asking you to speculate. I'm asking if there's room in the agreement for a restructuring if the fairness opinion comes out that it's not fair, based on the original evaluation.

DALE: I think if you read the definitive agreement, and you take a look at the S-4 you will come to the same conclusions that we have.

JIM: Okay.  Very well danced around.  Thank you, sir.

OPERATOR: The next question comes from My Dang with MD Capital. Please, go ahead.

MY DANG: Yes, along the lines of protecting shareholder value and operating within the guidelines of the merger agreement, I have two specific questions: number one, in light of the disclosure from Corel, if I recall correctly, don't you guys have the ability to exercise a material adverse change clause and basically walk around from the deal as a result of the material adverse change that's taken place at Corel per their disclosure? And, the second question is along the lines of protecting shareholder value, why is it that there was not a collar put in place to protect the value on behalf of the Inprise shareholders when this transaction was entered into? I realize that what's done is done, but I'd like to understand why a collar was not used in the transaction, given that that's a fairly standard provision in mergers.

DALE: Let me answer the first question, and I'll have Fred answer the second one. Please listen very carefully. I am not in the position to respond to questions that involve legal interpretations. Question number two--

FRED: Regarding the collar: there are many schools of though on collars, and it varies from person to person you talk about regarding the percentage ownerships of each of the combined companies, acquisitions, mergers, etc. We went through all that thought process in connection with the merger agreement that was signed on February 7th, and this is where we are. We were thinking at that time that a collar was not appropriate in the situation.

OPERATOR: Our next question comes from Brian Swift with Security Research Associates. Please, go ahead.

BRIAN SWIFT: A couple of questions. One is on this setting up this InterBase as a second company. Since I wasn't on the last call, could you elaborate a little bit on what your strategy is there? Is this to spin it off, or what?

DALE: Yes, Brian. What we are doing is we're taking the InterBase business in and of itself. We're open sourcing the software. We're actually taking all of that technology and spinning it off as a separate company. As that, we will maintain a minority interest in the company. So, our shareholders will reap benefits from it as it moves down the path and potentially IPOs and becomes very, very successful. That's the direction we're moving in. They're opensourcing the product to the world. It's going to increase the reach that they have. They're not tied underneath the obligations of the corporation and how a slow a corporation can move. They can move very quickly and respond to the market. There is a fast growing market with InterBase in the Linux world but also in Solaris also in Windows. So, it is a big opportunity. It gets mass distribution very quickly.

BRIAN: Also, could you estimate what your anticipated merger-related expenses would be for this quarter?

FRED: It is tough to estimate those. There are ongoing costs associated with McKenzie's efforts. There are costs associated with the fairness opinion. There will be other costs associated with integration and PR, etc. It is a very difficult animal to estimate. It's even more difficult than any other number I've got, but it really is difficult. I would not be surprised if it were another $1 million to $2 million.

BRIAN: Okay, a million to two. Okay, and if my memory serves me right that the termination fee, should you decide to walk away, and you couldn't do it for cause, is $35 million? Is that right?

DALE: It's $29.5. That termination fee, if you read the definitive agreement, is only if Corel accepts it.

BRIAN: Yes.  Only if they accept it.

FRED: The number in the document is $29.5. I would read in the document if you have further questions.

BRIAN: And, if the shareholders vote it down?

FRED:  It's zero.

BRIAN: Okay. And, sequentially, you were only up about a million dollars from the December quarter. What's the release's schedule for Q3 and Q4? Do you see yourselves breaking out of the mid 40s million revenue level that you've been at over the last couple of years here?

FRED: The operating plan was for us to improve revenues throughout the year. The instability in the merger has caused some of the Enterprise business to get delayed. That's a long self-cycle item. So, there is some risk--we haven't seen a whole lot of it yet, but there is some risk that the Enterprise business is going to slip out a little bit as a function of some of this. I think we're going to continue to try to improve the revenue pattern, but this has caused a little instability in my ability to predict. We have Kylix stuff coming out in the second half. I've got to tell you, with Kylix I'm just not sure--it is an unusual OS with respective grass roots nature. Kylix will be a leading indicator in that marketplace, but it is very difficult to predict how quickly it will catch on.

BRIAN: Okay. And, it sounds like there is some stickiness to this termination thing. You can't just pay your $29 million and walk.

DALE: I think that the merger agreement outlines the details on that stuff, and I would just recommend you to read through that document.

BRIAN: Okay. Well, we discussed that a little bit when we had our lunch, but I guess--

DALE:  Right.

BRIAN: Because, if you've got $240 million in the bank, it's like--let's get on with our life. So, I guess the other way to do it is to just vote against it. Those are all the questions I have.

OPERATOR: Next question comes from Brett Patelsky with Tiedemann. Please, go ahead.

BRETT PATELSKY: Yes. Two questions: how much of your total revenue came from Linux, and have you been approached by any parties since Corel's stock's gone down so much?

DALE: Currently, our Linux revenue is a very very small percentage of our overall revenue stream, because we just announced products to run on Linux. We've had roughly 40% of all of our JBuilder downloads, free downloads of these . . . which are hundreds of thousands now, have been Linux-based platforms. So, I don't have the exact number of the downloads of JBuilder for Linux, but I would say that it's roughly 40% of hundreds and hundreds of thousands of downloads we have of JBuilder. Those are the only two products. ___ for Linux is small today. Through the better part of this year, you're going to see more Linux products come out and the Linux markets growing. So, you're going to hopefully start seeing more revenues coming from that.

FRED:  It's not a big component in the numbers today.

BRETT:  So, you'd say it's under 5%?

DALE:  Yes, way underneath 5%.

FRED:  I don't even know if it's a percent.

BRETT: Right.

FRED: I mean the first Linux opportunity that will manifest itself with some numbers will be ___. As, I said just a few minutes ago, it's very difficult where that marketplace will go. We're very confident that Linux will be around for a while, but it's difficult to predict at this time, which you've seen with other players, as well.

BRETT:  Sure. And, the second question?

FRED:  I'm sorry, the second question was regarding--?

BRETT: Given all the news coming out of Corel and their stock going down and us trading $1.50 over our cash value. Have any companies approached us looking to do something?

DALE: We have a number of strategic relationships with a bunch of different companies in the software space. The company policy regarding any other people coming to talk to us in a more material way would be a press release in the event that, that's required. Other than that, we don't comment on those kinds of speculations.

BRETT:  Okay, great.  A great quarter.

DALE:  Thank you.

OPERATOR: The next question comes from Rob Rasko with Gruntal. Please, go ahead.

ROB RASKO: I just wanted to congratulate you on some of the good things you've been doing and wish you the best of luck on some of this management nightmare you guys have gotten yourself into. The big questions comes about Linux and Linux's future and whether you guys or anybody else that you know of is working on a Linux Windows-type front, so that the average person could really get in there and start using it?

DALE:  You mean doing interface into Windows?

ROB: Right.  Correct.

DALE:  Do we interface into Linux?

ROB: Is that something that you guys have on the agenda or anybody else that you know of, because once we get mainstream, that's the next level.

DALE: Let me address that in one way. As you know, we're making investments. We set up a fund that we would invest in companies that are providing support technologies, not only to the Linux technologies, but primarily to the Internet platform. One of those companies is a company called Troll Tech that builds a GUI interface for Linux for developers, for users, for everyone out there. We invested in that company. We are using that technology in some of our development tools for applications as we go forth, which will create the standard out there for Troll Tech and QT to be the standard GUI interface for the Linux platform. So, to answer you question: yes, we're doing it. We're making investments; we're leveraging outside people and doing that. And, we're using it internally for our own products, as well.

FRED:  Yes, it's the basis for the Kylix ___.

ROB: Okay.  Thanks.  Bet of luck.

DALE:  Thank you.

OPERATOR: Next question comes from Mike Teicher with American Frontier. Please, go ahead.

MIKE TEICHER: How are you doing, Dale, Fred? Congratulations on a great quarter.

DALE:  Thank you.

MIKE: I understand that last quarter your percentage of sales for integration software was roughly 30-35%. I'm wondering if that was maintained this quarter, and within that 35%, what was broken up between (let's say) software license sales, professional services, and/or total solutions? And, what were those margins in respective nature?

DALE: The Enterprise business percentage was just slightly lower this quarter over last quarter, but what was lost on the product side was made up for on the technical support side, as we bundled those products together. So, we saw about flat as a percentage and pretty consistent as a percentage of the overall business, quarter over quarter. It typically it splits out 65/35, and we continue to see that. The consulting business came down a little bit, but we tried to consolidate our service offerings and reposition that. We saw improvement in the margins as a function of doing that. We also recently hired a VPA of consulting which will help us realign that business and drive it to growth in a profitable way, going forward.

MIKE: And, what were the margins, in respective nature, let's say between your consulting, total solution, and licensing sales? Or, even a round about average.

FRED: I'll have to do some math here. Product licenses typically run around 90%. Technical support side is probably in the 40-50% range, and I would guess that consulting has improved from 6% up to the mid-teens, if I had to guess right now.

MIKE:  Thank you, very much.

OPERATOR: And the last question will come from Audrey Snell with Mark Blair. Please, go ahead.

AUDREY SNELL: I have a couple of questions. First of all, what do you estimate your growth rate with Corel will be in revenues, earnings, and cash flow?

FRED: Audrey, we're in the middle of putting together an integration plan with McKenzie, which will include an operating model. When the S-4 comes out, we'll roll out that operating model on a combined basis.

AUDREY:  And, that will be in a couple of weeks, you said?

FRED: Yes, I think if we can get some of the loose ends tied up, in a couple of weeks we'll get the proxy document out. We'll get it finalized with the SEC, and then we'll mail it the following week.

AUDREY: Okay. To switch subjects: on the investment in companies such as Troll Tech, is there any standard agreement that you use, or is each one negotiated individually? Specifically, do you have an option to buy additional shares if products or services under development are successful?

DALE: Let me address that. As with any standard venture that's out there, pre-IPO company, each deal is primarily different from the other. They are solely negotiated. There are usually lead investors, multiple investors that go into companies and make investments ___ companies looking for an equity exchange for cash, to continue to grow, pre-IPO. So, what typically happens in our deals is that we are a preferred investor with participating rights on further liquidity events being they're going out for other equity. That's not always the case; it just depends on the deal, as you move forward. So, we're doing multiples of these deals; we're moving very fast, as we go forward out there, and we don't disclose all of those. They are very private. There isn't one standard form that Kleiner Perkins (?) uses or anybody else out there uses.

AUDREY: Well, for the purposes of investor's valuation of your equity, how do we value these investments in terms of the size, scope, and maturity?

DALE: A large portion of that is probably you and I sitting down and talking. The value is not something that's public at all. The value of today's company that's pre-IPO company may be worth 1/10 of what it will be tomorrow. It's very difficult to determine what value is on any given second on a non-public company. A public company, you just look at the stock price. You can determine that by how many outstanding shares. Boom, you've got it. Private entities-- you can do that, because it's based on what someone's willing to invest in at that time. So, you and I could sit down and talk about different things, but we don't disclose publicly how much we invest or what percentage of companies we have. We have to respect the rights of that private entity. That's their responsibility to disclose that if they want to. It's a competitive aspect of where we're going.

AUDREY: Okay, the third area that I want to ask about is how is the current strength and maturity of the Linux market insofar as what you have expected, and what do you foresee in the second half of the year for the market itself?

DALE: Well, we're continuing to see tremendous growth in the Linux marketplace, primarily in the server-based, application service provider world deployment aspect. It is a significant cost improvement over the alternatives out there in the marketplace (i.e. in large scale (?) the architecture being the Solaris platform). We are seeing continued growth in that. There is a continued demand for application development for those servers out there, for people who are trying to deploy application and create new applications. So, we see it about on par; we do not expect gigantic growth in this market until later in the year as when we're planning Kylix to be out. If there were an opportunity today to be shipping hundreds and hundreds of millions of dollars of Kylix, we would have it today. But, it's all timing, times the market value, and that's the time we have out there.

We have some tests going on with our alpha version of Kylix with some developers in the world today. We just released that yesterday to some alpha customers, and we're planning to have a beta later on this next quarter--going out to people to test out. So, we're excited about where the market is and where the business is going as we move forward. Primarily, the Linux market today has been focused in the nuts and bolts, doing printer drivers, disc driver routines, those types of things--very low-level coding. But, we're seeing a big move now to deployment of business applications. That's right in time with what we thought it was going to be.

AUDREY: Okay, thank you.

DALE: I want to thank everyone for participating in this call, and you will see and hear more from us as the quarter goes on. Thank you.

OPERATOR: Ladies and gentlemen, this conference will be available for replay beginning today, April 27th, at 6:00 PM EDT, running through Thursday, May 4th, at midnight. You may access the AT&T Executive Playback Service by dialing 1-800-475-6701 and entering the access code of 509874. For international participants you may dial 320-365-3844 with the access code of 509874. That concludes our conference for today. Thank you for your participation, and thank you for using AT&T Executive Teleconference. You may now disconnect.


                                  * * * *

        This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.


        Corel has filed a registration statement on Form S-4 with the United States Securities and Exchange Commission ("SEC") in connection with the securities to be issued by Corel pursuant to the Merger Agreement, dated as of February 6, 2000 (the "Merger Agreement"), by and among Inprise, Corel and a wholly owned subsidiary of Corel. The registration statement has not been declared effective. This filing also includes the preliminary joint proxy statement/prospectus for the special meeting of Inprise stockholders to be held for approval and adoption of the Merger Agreement. Investors should read carefully this document and the other documents filed with the SEC by Corel and Inprise with respect to the merger. The registration statement and the preliminary joint proxy statement/prospectus contains important information about Inprise, Corel, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. These documents may be obtained for free at the SEC's Internet web site, www.sec.gov. The preliminary joint proxy statement/prospectus and such other documents may also be obtained for free from Inprise by directing such request to:
Inprise Corporation, 100 Enterprise Way, Scotts Valley, California 95066-3249, Attention: Investor Relations, telephone: (831) 431-1000, e-mail: investor@inprise.com.

        In addition to the registration statement and the preliminary joint proxy statement/prospectus, Inprise and Corel file annual, quarterly and special reports, and other information with the SEC. You may read and copy any reports, statements or other information filed by Inprise or Corel at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, Chicago, and Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Inprise's and Corel's filings with the SEC are also available to the public from commercial document-retrieval services and at the Internet web site maintained by the SEC at www.sec.gov.

        In connection with the proposed merger, Inprise will solicit proxies from its stockholders to approve and adopt the Merger Agreement. Inprise and the following persons named below may be deemed to be "participants" in such solicitation: the directors of Inprise (William Miller (Chairman of the Board), Dale Fuller (Interim President and Chief Executive Officer), David Heller and William Hooper; and the following executive officers and employees of Inprise: Fred Ball (Vice President Finance and Chief Financial Officer) and JoAnne Butler (Vice President and General Counsel). Information concerning such participants is set forth in the registration statement filed with the SEC by Corel on April 4, 2000. The business address of each such participant is c/o Inprise Corporation at the address set forth above.